CARDIOME
PHARMA CORP.

6190 Agronomy Road, Suite 405
Vancouver, B.C.
V6T 1Z3

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME PHARMA CORP. ANNOUNCES ADDITIONAL DIRECTOR NOMINEE FOR 2014 AGM

Vancouver, Canada, June 10, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that pursuant to the increase in size of the Board of Directors to six members, as disclosed in the 2014 information circular, an additional director nominee will be included at its 2014 Annual General and Special Meeting of Shareholders held on June 16, 2014.

The Company is pleased to announce the nomination of W. James O'Shea to the Board of Directors. Mr. O'Shea was President and Chief Operating Officer at Sepracor Inc., from October 1999 to March 2007, then a publicly held pharmaceutical company, where he was responsible for successfully building that organization's commercial infrastructure. From April to August 2007, Mr. O'Shea served as Sepracor's Vice Chairman. Prior to Sepracor, Mr. O'Shea was Senior Vice President of Sales and Marketing and Medical Affairs for Zeneca Pharmaceuticals, a business unit of Astra Zeneca Plc, a publicly held biopharmaceutical company. Mr. O'Shea is past Chairman of the National Pharmaceutical Council and is also a board member of BTG plc, Prostrakan Group Plc, Zalicus Pharmaceuticals and Trevi therapeutics.

"We are very pleased to invite James O'Shea to our board of directors," said William Hunter, M.D., President and CEO   of Cardiome Pharma. "As BRINAVESS™ continues its launch throughout the E.U., Jim's strong background in commercial infrastructure, especially within Europe, will be invaluable."

Shareholders are advised W. James O'Shea was identified as a nominee after the date of the Company's information circular and therefore, only shareholders present at the meeting will be eligible to vote in respect to W. James O'Shea's nomination. The Annual General and Special Meeting of Shareholders will be held in the 2nd Floor Boardroom of 6190 Agronomy Road, Vancouver, BC at 8:30am PST.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize

future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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